EXHIBIT 12.1

LENDINGTREE, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(unaudited)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Add -
Pre-tax income (loss) from continuing operations	$28,343	$(971)	$(1,126)	$(3,732)	$(61,477)
Fixed charges	644	372	406	1,773	1,904
Amortization of capitalized interest	—	—	—	—	—
Less -
Interest capitalized	—	—	—	—	—
Total adjusted earnings (loss)	$28,987	$(599)	$(720)	$(1,959)	$(59,573)
Fixed charges:
Interest expense	$197	$2	$33	$912	$372
Amortized premiums, discounts and capitalized expenses related to indebtedness	47	—	—	—	—
An estimate of the interest within rental expense	400	370	373	861	1,532
Total fixed charges	$644	$372	$406	$1,773	$1,904
Ratio of earnings to fixed charges	45.0	*	*	*	*
Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$—	$971	$1,126	$3,732	$61,477

* Ratio of earnings to fixed charges was less than one-to-one for this period.